UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

4, rue Lou Hemmer, L-1748 Luxembourg Findel
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
Date: May 11, 2020.
By: /s/ Carlos López-Abadía Name: Carlos López-Abadía Title: Chief Executive Officer By: /s/ José Antonio de Sousa Azevedo Name: José Antonio de Sousa Azevedo Title: Chief Financial Officer



ATENTO

Atento
Fiscal 2020
First Quarter Results

Investor Relations
Shay Chor
shay.chor@atento.com

Fernando Schneider
fernando.schneider@atento.com

Leading
Next Generation CX

Forward-looking statements

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and on the world economy. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled "Risk Factors" in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards ("IFRS"). We refer to these measures as "non-GAAP financial measurers." The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.


Leading
Next Generation CX

ATENTO

Business Highlights & Strategic Overview

Carlos López-Abadía, CEO


Leading
Next Generation CX

First Quarter 2020 Business Highlights

1 Three Horizon Plan continues gaining traction

- Strong MS growth – right clients, right services
- Profitability improvements via revenue mix and lower cost structure

2 Effective and timely response for COVID-19

- +60,000 employees working at home, with centers operating safely
- Financial liquidity assures business continuity through the crisis

3 Resolved uncertainty related to shareholder structure

- Leading global institutional investors with long-term horizons to invest independently
- Strong endorsement of our growth strategy

4 Strong post-crisis future

- Strong backlog
- Additional growth avenues

Three Horizon Plan continues gaining traction



Multisector Growth YoY
4.6%
7.3%
9.4%
13.9%
8.4%
1Q19
2Q19
3Q19
4Q19
1Q20

- Diversification of our client portfolio mix toward fast-growing verticals, such as Born-Digital and Tech



EBITDA Growth YoY
-30.7%
-0.7%
6.5%
3.3%
10.1%
1Q19
2Q19
3Q19
4Q19
1Q20

- Continued positive EBITDA trend
- Favorable and accelerating shift in customer and service mix
- Discontinuing low-margin client programs
- Operational improvement initiatives showing results

2 Effective and Timely Response to COVID-19

Proud of being a socially-responsible company…

- Helping assure continuity of essential services for citizens around the world through remote and secure customer services
- Services launched for Latin-American governments to facilitate information management during pandemic

Executing robust contingency plan to safeguard employees…

- 55% of agents already working from home – over 60,000 WAHA
- Increased distances between workstations at call centers; installed individual equipment for employees
- Enhanced sanitization procedures and ongoing health and safety awareness campaign

Assuring effective delivery of client services…

- All sites operational, with accelerated ramp up of WAHA
- Delivery capacity at 80% and rising

…and Protecting other stakeholders

- Solid cash position of $163 million assures business continuity
- Streamlining operations to align cost structure with revenues
- Rigorous cash flow control through improved working capital policies and postponement of non-essential capex

3 Resolved Uncertainty Related to Shareholder Structure

World-leading institutional investors with long-term horizons

- HPS, GIC and Farallon to invest independently
- Strong endorsement of our growth strategy

Lock-up period better aligns shareholder interests

- Certain share transfer restrictions for a period of 24 months
- Each investor can nominate Board members, subject to shareholder approval
  - HPS: 2 directors
  - GIC and Farallon: 1 director each

Transaction subject to regulatory conditions and approvals

"We have long admired Atento as the leading CRM/BPO provider in Latin America. Farallon is pleased to support the Company as it builds an exciting array of next-generation services and capabilities."

Daniel Goldberg
Managing Partner of Farallon Latin America Investimentos Ltda.

4 Strong Post-Crisis Future

Strong backlog

- 16% increase in total annualized revenue vs Q1’19, with new logos and big-ticket wins
- 30% Born-Digital clients
- 55% Next Gen services

New growth avenues

- Global accounts and US growth
- Next Gen Services and Digital Acceleration: WAHA creating new, value-added services

Operational improvements

- Operational excellence
- Enhanced financial controls
- Optimizing accounts’ performance levels

Financial Results Highlights

José Azevedo, CFO



ATENTO

Leading
Next Generation CX

Q1 2020 Consolidated Results: Margin Expansion Under Three Horizon Plan

US$ MM except per share	Q1 2020	Q1 2019	CC Growth (%) (1)
P&L			
Revenue	375.4	436.7	-2,8%
EBITDA(2)	40.8	42.0	10.1%
EBITDA Margin (%)	10.9%	9.6%	1.2p.p.
Net Income	(7.4)	(45.6)	83.1%
Recurring Net Income(3)	(3.4)	(5.5)	50.8%
EPS(3)	($0.10)	($0.61)	82.4%
Recurring EPS(3)	($0.05)	($0.07)	43.8%
Cashflow, Debt & Leverage			
Net Cash used in Operating Activities	4.4	(39.8)	
Cash and Cash Equivalents	162.8	77.9	
Net Debt	564.3	565.2	
Net Leverage	3.7	3.2	

Revenue: Multisector remains growth engine in all regions

- Multisector up 8.4% to 67.5% of total
- TEF revenues down 19.9%, mainly reflecting the discontinuation of unprofitable programs in 2H 2019 in Brazil, and lower volumes in EMEA
- Multisector reached 67.5% of total revenue, up 510 bps from 62.4% in Q1 2019

Profitability: reported EBITDA +10% with margin +120 bps

- Reported EBITDA grew 10.1% to $40.8 million
- EBITDA Margin of 10.9%, 120 bps improvement versus Q1 2019, fueled by Brazil and Americas

Better Cash Flow

- Positive results of transformation plan combined with collections efforts under new working capital management policies
- DSO reduction from stricter collection policy that led to one-off overdue collection

Net Debt of $564.3 million stable vs Q1 2019

ATENTO

(1) Unless otherwise noted, all results are for Q1 2020; all revenue growth rates are on a constant currency basis, year-over-year. Please refer to the MD&A section of the Q1 2020 Press Release for more details. (2) EBITDA, Recurring Net Income/Recurring EPS are Non GAAP measures. (3) Reported Net Income and Earnings per Share (EPS) attributable to Owners of the Parent Company and includes the impact of non-cash foreign exchange gains/losses on intercompany balances

Brazil: Margin Expansion Due to Improved Revenue Mix

US$	Q1 2020	Q1 2019	CC Growth (%) (1)
P&L			
Revenue	172.0	218.3	-7.1%
Adjusted EBITDA(2)	24.4	27.8	4.5%
Adjusted EBITDA Margin (%)	14.2%	12.7%	1.5p.p.
Operating Income/Loss	(8.2)	(5.9)	-70.3%

Multisector growth of 3.6%

- Revenues fueled by born-digital, resulting from pipeline acquired throughout 2019
- TEF revenues decreased 30.2% mainly due to the discontinuation of unprofitable programs in 2H 2019

Profitability: reported EBITDA +4.5% with margin +150 bps

- EBITDA growth of 4.5%, reflecting better revenue mix
- 150 bps EBITDA margin expansion compared to Q1 2019, fueled by 130 bps positive impact from the discontinued unprofitable telco programs

Revenue Mix – Q1 2020


23.7%
76.3%
TEF
Multisector

(1) Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year
(2) EBITDA and Adj. EBITDA are Non GAAP measures.

Leading Next Generation CX

Americas: Margin Expansion Due to Better Revenue Mix

US$	Q1 2020	Q1 2019	CC Growth (%) (1)
P&L			
Revenue	147.4	161.7	1.1%
Adjusted EBITDA(2)	13.7	14.1	1.3%
Adjusted EBITDA Margin (%)	9.3%	8.7%	0.6p.p.
Operating Income/Loss	(6.9)	(7.6)	9.0%

Revenue Mix – Q1 2020


34.9%
65.1%
TEF
Multisector

Revenues up 1.1% in Q1

- Multisector up 8.4%, with higher volumes in Mexico and Colombia
  - Higher volumes in Tech and Born-digital vertical combined with pipeline acquired in 2019
- Multisector mix up 360 bps to 65.1% of total
- TEF revenues down 10.3%, mainly due to lower volumes in Peru

Profitability: reported EBITDA margin +60 bps

- Higher profitability in most LatAm countries
- Expanded margins from improved revenue associated with various verticals, such as Tech and Born-digital

(1) Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year
(2) EBITDA and Adj. EBITDA are Non GAAP measures.

EMEA: Strong Diversification Via Multisector

US$	Q1 2020	Q1 2019	CC Growth (%) (1)
P&L			
Revenue	57.5	62.1	-4.8%
Adjusted EBITDA(2)	3.7	6.3	-39.2%
Adjusted EBITDA Margin (%)	6.5%	10.1%	-3.6p.p.
Operating Income/Loss	(0.6)	(4.0)	85.8%

Revenue Mix – Q1 2020



48.1%
51.9%
TEF
Multisector

Multisector growth of 16.5% in Q1

- Multisector growth from programs acquired in 2H of 2019
- Multisector mix at 48.1%, 840 bps higher vs Q1 2019
- Revenues from TEF decreased 18.5%, due to lower volumes

Profitability: reported margin of 6.5%

- 360 bps decrease compared to Q1 2019, due to lower TEF volumes, partially offset by margin recovery with Multisector customers and stricter control of indirect costs

ATENTO

(1) Unless otherwise noted, all results are for Q1 2020; all growth rates are on a constant currency basis and year-over-year
(2) EBITDA and Adj. EBITDA are Non GAAP measures.

Leading
Next Generation CX

Cash Flow: Improved Working Capital

US$ MM	Q1 2020	Q1 2019
Cash and cash equivalents at beginning of period	**124.7**	**133.5**
Net Cash (used in) from Operating activities	4.4	(39.8)
Net Cash used in Investing activities	(11.3)	(16.7)
Net Cash provided by Financing activities	58.8	1.8
Net (increase/decrease) in cash and cash equivalents	**51.9**	**(54.6)**
Effect of changes in exchanges rates	**(13.9)**	**(1.0)**
Cash and cash equivalents at end of period	**162.8**	**77.9**

Better cash flow

- Positive results of transformation plan combined with collections efforts under new working capital management policies
- DSO reduction from stricter collection policy that led to one-off overdue collection

Cash Capex totaled 3.0% of revenues vs 3.8% in Q1 2019

- Q1 cash capex impacted by carry over from 2019
- Postponement of all non-essential capex to support financial liquidity, given COVID-19 crisis

Balance Sheet: Use of Credit Facilities to Increase liquidity

US$ MM	Maturity	Interest Rate	Outstanding Balance 1Q'20
Senior Secured Notes	2022	USD 6.125%	495.3
Super Senior Credit Facility	2020	USD 5.223%	50.0
Other Credit Facilities	2020	CDI + 2.40%	29.9
Other borrowings and leases	2023	Variable	9.8
BNDES (BRL)	2022	TJLP + 2.0%	0.8
Debt with third parties			**585,8**
Leasing (IFRS16)			**141,3**
Gross Debt (third parties + IFRS16)			727.1
Cash and Cash Equivalents			162.8
Net Debt			**564.3**

Cash and Cash equivalents of $162.8 million
- Drew down ~$77 million from existing revolvers
- On April 6, 2020, Atento paid down a daily revolver line of $8.6 million, as part of a negotiation to increase the credit line to $21.7 million for a 12-month period, which was subsequently drawn upon on April 9th, bolstering cash position and financial flexibility

Net debt of $564.3 million
- Average debt maturity of 2.1 years
- Average cost of debt (LTM): 7.0% p.a.
- Short-term debt reflects drawn credit lines, to be rolled over if required
- $500 million Senior Secured Notes maturing only in August 2022

Net leverage of 3.7x, down from 3.9x in Q4 2019

Debt Payment Schedule



82
7
502
2020
2021
2022

Net Leverage



3.2x
3.3x
3.3x
3.9x
3.7x
565
572
565
596
564
Q1-19
Q2-19
Q3-19
Q4-19
Q1-20
Net Debt ($MM)
Net Debt / EBITDA

Note: $ in millions @ Current FX as of March 2020

ATENTO



Thank you

investors.atento.com

Leading
Next Generation CX

About Atento
Financial Reconciliations
Debt Information
Glossary


Next Generation CX

ATENTO

About Atento

ATENTO


Leading
Next Generation CX

Atento at a Glance

Company Overview:

- Leading CRM BPO provider in Latin America and the fourth largest globally by revenue
- Long-standing relationships with blue-chip clients
- Superior pan-LatAm delivery platform
- ~100 contact centers in 13 countries globally
- ~151,000+ employees & 91,000+ workstations globally
- Unique people focus being the only CRM BPO company among the 25 best multinationals to work for and the only LatAm-based company[1]

Revenue Diversification Overview FY

Revenue by Vertical and Geography[2]



25.6%
37.9%
36.5%
Telco
Financial
Other Multisector



15.2%
45.6%
39.1%
Brazil
Americas
EMEA

Source: Company filings
(1) Awarded by the Great Place to Work Institute
(2) As of Q3 2019

We have diversified our client base and value proposition to become a market leader and now setting foundations to lead the next generation of CX services

1999

VALUE PROPOSITION
- TEF call center
- Pure-play call center
- Limited geographic scope

REVENUES ($Bn)



<0.5

CLIENT BASE



TEF ~90%
Non-TEF ~10%

OPERATIONAL PLATFORM

<20k Workstations

2018

VALUE PROPOSITION
- Public Company
- Diversified CRM/BPO services
- #1 player in Latin America

REVENUES ($Bn)



1.8

CLIENT BASE



TEF 39%
Non-TEF 61%

OPERATIONAL PLATFORM

92k + Workstations

2019+

- We connect over 400 clients with over 500 million customers across Latin America, Europe and USA
- We lead Latin America Market with 16.7% of regional Market Share, 7.2 p.p. more than the next market player
- We are the only CRM/BPO Company in the 25 World's Best Multinational Workplaces in 2019 ranking

ATENTO

Leading
Next Generation CX

Long-Lasting, Blue-Chip Client Base

Highest client retention in the market, driven by excellence in service offering

Loyal Client Base With Best-In-Class Retention

Tech

ORBITZ | *Global Transportation & Ridesharing App* | SAMSUNG

Lenovo | MOTOROLA | *Global Technology & Phone Company*

Other

Nestlé | MediaMarkt | McDonald's

interJet | FIAT | *Unilever*

ConectCar | Whirlpool

98.7% Client Retention[1]

10+ year relationship with ~60% of clients

5+ year relationship with 80% of clients[2]

Financial Services

BancoEstado | Santander

HSBC | Itaú | Bradesco

Telcos

Telefónica | SKY | oi

vtr | Claro

Sources: Company filings

(1) Client retention is based on an average of the last three years

(2) As of 2016; length of relationship statistic excludes Telefónica

The Only Scale Provider of Differentiated CRM BPO Solutions in LatAm

Uniquely Positioned to Capture Digital Growth

We Provide Differentiated End-To-End Customized Solutions



Omni-Channel
Customized Solutions
Data & Analytics
Vertical Expertise
Customer Experience

- ✓ Relevant role in the client's value chain with higher specialization and customization
- ✓ Fully integrated with client's tools and processes
- ✓ Intelligence and tools developed and provided by Atento
- ✓ Strong momentum with leading, tech-enabled, global digital customers

The Only Platform to Serve Large Clients Across LatAm

2018 LatAm CRM BPO market share (%) – 16.7%



Mexico
19.9%(1)
Colombia
7.4%(1)
Brazil
28.1%
Peru
27.9%(1)
Chile
29.1%
Argentina
21.5%
Atento #1 position
Atento #4 position

Sources: Frost & Sullivan, Gartner

(1) Represents local market share (defined as revenues generated and invoiced in the country with local clients)

Shareholders' Structure

Post IPO on Oct 2014

Bain Capital	62,660,015
Free-float	10,959,496
Total Shares	73,619,511


15.2%
84.8%
Bain Capital
Free-float

Post Secondary Offering on Nov 2017

Bain Capital	48,520,671
Free-float	25,388,385
Total Shares	73,909,056


34.4%
65.6%
Bain Capital
Free-float

On March 31, 2020

Bain Capital	48,520,671
Free-float	22,659,094
Treasury Shares	4,226,592
Total Shares	75,406,357


5.6%
30.0%
64.3%
Bain Capital
Free-float
Treasury Shares

Appendix


Leading
Next Generation CX

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2018					Fiscal 2019					Fiscal 2020
	Q1	Q2	Q3	Q4[1]	FY[4]	Q1	Q2	Q3	Q4[1]	FY[4]	Q1
Profit/(loss) for the period	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**	**(45.6)**	**(6.6)**	**1.3**	**(29.6)**	**(80.7)**	**(7.4)**
Net finance expense	19.6	21.9	18.3	(4.2)	55.6	17.3	19.1	13.8	6.9	57.1	16.9
Income tax expense	5.5	(0.5)	3.8	4.6	13.4	(2.9)	(3.1)	2.3	2.0	36.2	(0.2)
Write-off of deferred tax assets	-	-	-	-	-	37.8	-	-	-	-	-
Depreciation and amortization	26.3	23.6	21.8	23.6	95.2	35.3	33.2	30.8	41.4	140.8	31.5
EBITDA (non-GAAP) (unaudited)	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**	**40.8**	**153.4**	**40.8**
Adjusted EBITDA (non-GAAP) (unaudited)	**49.8**	**49.1**	**46.9**	**39.0**	**184.8**	**42.0**	**42.6**	**48.1**	**40.8**	**153.4**	**40.8**
Adjusted EBITDA Margins	**10.1%**	**10.4%**	**10.9%**	**9.2%**	**10.2%**	**9.6%**	**9.6%**	**12.8%**	**10.9%**	**9.0%**	**10.9%**

IFRS 16 Effect

Income Statement Effect

	IFRS 16: Effect (Q1 2020)
Revenue	0.0
EBITDA	**17.0**
Depreciation & Amortization	(11.7)
Operating Profit	**5.3**
Finance costs	(3.7)
(Loss)/profit before income tax	**1.6**
Income tax expense	0.0
(Loss)/profit after income tax	**1.6**

Net Debt

US$ MM	Maturity	Interest Rate	Outstanding Balance 1Q'20
Senior Secured Notes	2022	USD 6.125%	495.3
Super Senior Credit Facility	2020	USD 5.223%	50.0
Other Credit Facilities	2020	CDI + 2.40%	29.9
Other borrowings and leases	2023	Variable	9.8
BNDES (BRL)	2022	TJLP + 2.0%	0.8
Debt with third parties			**585,8**
Leasing (IFRS16)			**141,3**
Gross Debt (third parties + IFRS16)			727.1
Cash and Cash Equivalents			162.8
Net Debt			**564.3**

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2018 Q1	Fiscal 2018 Q2	Fiscal 2018 Q3	Fiscal 2018 Q4[1]	Fiscal 2018 FY[1]	Fiscal 2019 Q1	Fiscal 2019 Q2	Fiscal 2019 Q3	Fiscal 2019 Q4[1]	Fiscal 2019 FY[1]	Fiscal 2020 Q1
Profit/(Loss) attributable to equity holders of the parent	**(1.7)**	**4.0**	**3.1**	**15.0**	**20.5**	**(45.6)**	**(6.6)**	**1.3**	**(29.6)**	**(80.7)**	**(7.4)**
Acquisition and integration related Costs	-	-	-	-	-	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	5.7	5.3	5.1	5.1	21.2	5.1	5.0	4.9	5.5	20.6	5.0
Restructuring Costs	-	-	-	-	-	-	-	-	-		-
Sponsor management fees	-	-	-	-	-	-	-	-	-		-
Site relocation costs	-	-	-	-	-	-	-	-	-		-
Financing and IPO fees	-	-	-	-	-	-	-	-	-		-
PECs interest expense	-	-	-	-	-	-	-	-	-		-
Asset impairments and Others	-	-	-	-	-	-	-	-	-		-
DTA adjustment in Spain	-	-	-	-	-	-	-	-	-		-
Net foreign exchange gain on financial instruments	3.1	(9.0)	5.9	-	0.0	-	-	-	-		-
Net foreign exchange impacts	2.8	19.0	9.3	(2.3)	28.8	1.6	1.4	(2.3)	8.4	9.1	3.5
Contingent Value Instrument	-	-	-	-	-	-	-	-	-		-
Financial Non Recurring	-	-	-	-	-	-	-	-	-		-
Depreciation Non Recurring	-	-	-	-	-	-	-	-	-		-
Tax effect	(2.4)	(3.7)	(4.6)	(1.6)	(11.3)	33.2	(6.6)	(1.0)	2.2	27.7	(4.5)
Other	-	-	-	-	-	0.6	-	(0.6)	-		
Adjusted Earnings (non-GAAP) (unaudited)	**7.5**	**15.1**	**15.7**	**16.2**	**59.1**	**(5.1)**	**(6.8)**	**2.3**	**(13.5)**	**(23.3)**	**(3.4)**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.10**	**0.20**	**0.25**	**0.22**	**0.80**	**(0.07)**	**(0.09)**	**0.03**	**(0.19)**	**(0.32)**	**(0.05)**
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	**7.8**	**14.3**	**18.4**	**15.7**	**57.2**	**(5.5)**	**(7.0)**	**2.3**	**(13.5)**	**(23.9)**	**(3.4)**
Adjusted basic Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	**0.10**	**0.19**	**0.25**	**0.21**	**0.77**	**(0.07)**	**(0.09)**	**0.03**	**(0.19)**	**(0.32)**	**(0.05)**

Effective Tax Rate

($ in millions, except percentage changes)	Fiscal 2018	Fiscal 2019	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Q1 2020
Profit/(loss) before tax[1]	**33.9**	**(44.5)**	**3.9**	**3.6**	**6.9**	**19.6**	**(10.6)**	**(9.7)**	**3.5**	**(27.6)**	**(7.6)**
(+) Total Add-backs to Net Income (excluding tax effect)	**50.0**	**29.7**	**11.5**	**15.3**	**20.3**	**2.8**	**7.3**	**6.5**	**2.0**	**13.9**	**8.5**
Acquisition and integration related Costs	-		-	-	-	-	-	-	-		-
Amortization of Acquisition related Intangible ass	*21.2*	*20.6*	*5.7*	*5.3*	*5.1*	*5.1*	*5.1*	*5.0*	*4.9*	*5.5*	*5.0*
Restructuring Costs	-		-	-	-	-	-	-	-		-
Sponsor management fees	-		-	-	-						
Site relocation costs	-		-	-	-	-	-	-	-		-
Financing and IPO fees	-		-	-	-	-	-	-	-		-
PECs interest expense	-		-	-	-						
Asset impairments and Others	-		-	-	-	-	-	-	-		-
DTA adjustment in Spain	-		-	-	-	-	-	-	-		-
Net foreign exchange gain on financial instrument	*0.0*	-	*3.1*	*(9.0)*	*5.9*	-	-	-	-		-
Net foreign exchange impacts	*28.8*	*9.1*	*2.8*	*19.0*	*9.3*	*(2.3)*	*1.6*	*1.4*	*(2.3)*	*8.4*	*3.5*
Contingent Value Instrument	-		-	-	-		-	-	-		-
Financial Non Recurring	-		-	-	-	-	-	-	-		-
Depreciation Non Recurring	-		-	-	-	-	-	-	-		-
Other	-	-	-	-	-	-	*0.6*	-	*(0.6)*	-	-
= Recurring Profit/(loss) before tax (non-GAAP) (unaudited)	**83.9**	**(14.8)**	**15.4**	**18.9**	**27.2**	**22.4**	**(3.3)**	**(3.2)**	**5.5**	**(13.7)**	**0.9**
(-) Recurring Tax	**(24.7)**	**(8.5)**	**(7.9)**	**(3.2)**	**(8.4)**	**(6.2)**	**(1.8)**	**(3.5)**	**(3.3)**	**0.1**	**(4.3)**
Income tax expense (reported)	*(13.4)*	*(36.2)*	*(5.5)*	*0.5*	*(3.8)*	*(4.6)*	*(35.0)*	*3.1*	*(2.3)*	*(2.0)*	*0.2*
Tax effect (non-recurring)	*(11.3)*	*27.7*	*(2.4)*	*(3.7)*	*(4.6)*	*(1.6)*	*33.2*	*(6.6)*	*(1.0)*	*2.2*	*(4.5)*
= Adjusted Earnings (non-GAAP) (unaudited)	**59.2**	**(23.2)**	**7.5**	**15.7**	**18.7**	**16.2**	**(5.1)**	**(6.8)**	**2.2**	**(13.5)**	**(3.4)**
Recurring ETR	**30.5%**	**57.4%**	**51.3%**	**17.7%**	**31.1%**	**31.4%**	**53.6%**	**108.8%**	**60.3%**	**0.8%**	**468.9%**

(1) Profit/(loss) before income tax from continuing operations

FX Rates

FX Assumptions	Average					Average					Average
	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018	Q1 2019	Q2 2019	Q3 2019	Q4 2019	FY 2019	Q1 2020
Euro (EUR)	0.81	0.84	0.86	0.88	0.85	0.88	0.89	0.90	0.90	0.89	0.91
Brazilian Real (BRL)	3.25	3.60	3.96	3.81	3.65	3.77	3.92	3.97	4.12	3.94	4.46
Mexican Peso (MXN)	18.71	19.42	18.98	19.85	19.24	19.20	19.12	19.44	19.25	19.25	20.00
Colombian Peso (COP)	2,858.33	2,838.34	2,961.69	3,162.98	2,955.34	3,135.29	3,240.94	3,340.81	3,408.36	3,281.35	3,534.22
Chilean Peso (CLP)	601.97	620.73	663.19	679.62	641.38	667.01	683.69	705.50	754.86	702.77	802.78
Peruvian Soles (PEN)	3.24	3.26	3.29	3.36	3.29	3.32	3.32	3.34	3.36	3.34	3.40
Argentinean Peso (ARS)	19.71	23.55	32.09	37.12	28.12	39.05	43.91	50.56	59.38	48.22	61.55

Revenue Mix by Service Type

	Fiscal 2018					Fiscal 2019					Fiscal 2020
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1
Customer Service	51.1%	51.8%	50.6%	50.3%	50.7%	51.7%	52.0%	53.0%	54.6%	52.8%	56.4%
Sales	18.1%	18.0%	18.3%	18.5%	17.7%	17.0%	16.9%	16.9%	15.6%	16.6%	13.3%
Collection	7.3%	7.5%	8.2%	8.8%	8.2%	7.9%	7.8%	7.4%	7.1%	7.5%	7.1%
Back Office	12.0%	12.2%	13.1%	12.5%	12.9%	12.8%	12.3%	12.8%	13.0%	12.7%	13.5%
Technical Support	7.7%	6.9%	6.3%	6.3%	6.9%	6.7%	7.1%	6.2%	5.9%	6.4%	6.1%
Others	3.8%	3.7%	3.5%	3.6%	3.6%	3.9%	3.9%	3.7%	3.8%	4.0%	3.6%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

Number of Workstations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q1 2020	Q1 2019	Q1 2020	Q1 2019
Brazil	**49,821**	**49,547**	**33**	**34**
Americas	**39,659**	**37,423**	**48**	**51**
Argentina (2)	4,358	4,475	12	12
Central America (3)	2,516	2,338	3	4
Chile	2,549	2,878	4	4
Colombia	9,087	8,854	9	10
Mexico	11,437	9,203	14	15
Peru	8,475	8,322	3	3
United States (4)	1,237	1,353	3	3
EMEA	**5,376**	**5,471**	**15**	**15**
Spain	5,471	5,471	15	15
Total	**94,856**	**92,441**	**96**	**100**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations
(2) Includes Uruguay
(3) Includes Guatemala and El Salvador
(4) Includes Puerto Rico